BMC SOFTWARE, INC.
2101 CityWest Blvd.
Houston, TX 77042
January 11, 2008
VIA EDGAR and FACSIMILE (202-772-9210)
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Room 4561
Washington, D.C. 20549

Attention:	Kathleen Collins, Accounting Branch Chief
Megan Akst, Staff Accountant

Re:	BMC Software, Inc.
Form 10-K for Fiscal Year Ended March 31, 2007
File No. 1-16393
Ladies and Gentlemen:
Set forth below are the responses of BMC Software, Inc. (“BMC” or the “Company”) to the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated December 14, 2007 with respect to the Form 10-K for the Company’s fiscal year ended March 31, 2007. For your convenience, the comments provided by the Staff have been included before the response in the order presented in the comment letter.
The Company acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments, please call me at 713-918-4329, Cory Bleuer, Vice President, Controller and Chief Accounting Officer, at 713-918-2740, or Chris Chaffin, Vice President, Deputy General Counsel & Assistant Secretary, at 713-918-3559.
Very truly yours,
/s/ STEPHEN B. SOLCHER
Stephen B. Solcher
Senior Vice President and Chief Financial Officer

United States Securities and Exchange Commission
January 11, 2008

Form 10-K for Fiscal Year Ended March 31, 2007
Consolidated Statements of Operations, page 48
1.	We note your response to prior comment 2 with regards to your revenue allocation methodology for arrangements that include software products for which maintenance pricing is based on both discounted and undiscounted license list prices. Please provide an example of this allocation methodology for the Staff’s clarification.

RESPONSE: For the Staff’s clarification, the following is a representative example of this allocation methodology:

A customer contracts to pay $100 for a multiple element arrangement that includes:
i)	A perpetual license of Product A and one year of PCS for Product A. The stated contract price for these combined elements is $40. Product A is a product for which BMC’s standard business practice is to sell PCS as a percentage of the discounted license list price; and

ii)	A perpetual license for Product B and one year of PCS for Product B. The stated contract price for these combined elements is $60. Product B is a product for which BMC’s standard business practice is to sell PCS as a percentage of the undiscounted license list price.
The license list price for each of Product A and Product B is $80 and the Company’s established VSOE of fair value for PCS is 20% of the discounted license list price of Product A and 20% of the undiscounted license list price of Product B. The Company can calculate VSOE of fair value for the PCS associated with Product B ($80 list price x 20%, or $16); however, VSOE of fair value for the PCS associated with Product A cannot be calculated as the remaining arrangement fee of $84 includes licenses for both Products A and B and PCS for Product A. Because the Company does not have VSOE of fair value for its licenses, it cannot distinguish the Product A license fee separately from the other remaining elements to apply the 20% PCS rate for Product A to the discounted license list price. Accordingly, the Company cannot calculate VSOE of fair value for the PCS associated with Product A in the same manner as it could if the license and PCS for Product A were sold by themselves (without the Product B license and PCS elements). Therefore, in this example, the Company would recognize the entire consideration in the arrangement ratably over the one-year PCS period. For purposes of allocating the arrangement consideration between license and PCS revenue, the Company would estimate the fair value of the PCS for Product A by calculating the VSOE of fair value for such PCS as if the Product A license and related PCS were sold at the contractually stated amounts without the Product B elements, as follows: [Product A license fee] + [Product A license fee x 20%] = $40, resulting in a determination that the estimated fair value of Product A’s PCS approximates $7 (representing the VSOE of fair value that would have existed had the Product A elements been sold by themselves for $40). Accordingly, the total arrangement fee would be allocated as follows:

United States Securities and Exchange Commission
January 11, 2008

Arrangement fee	$100
Allocation to Product B PCS	(16)	Based on VSOE of fair value
Allocation to Product A PCS	(7)	Based on management’s best estimate of fair value

Allocation to license elements	$77	Residual method

Based on the foregoing, $77 of the arrangement fee would be allocated to the license elements and $23 would be allocated to the PCS elements. These license and PCS amounts would be recognized ratably over the one-year PCS period.

2.	Assuming that your methodologies for allocating revenues and cost of revenues are considered reasonable for purposes of complying with Rule 5-03(b)(1) and (2) of Regulation S-X, you should revise your footnote disclosures to inform investors of your presentation methodologies relating to these bundled arrangements where there is a lack of VSOE of fair value among the elements. In addition, please ensure that your MD&A disclosures include a discussion of your allocations and the reasons for such allocations.

RESPONSE: The Company is in agreement with the Staff’s comment and will include additional footnote and MD&A disclosures on a prospective basis beginning with the filing of its Form 10-K for the fiscal year ended March 31, 2008.
Note 1. Summary of Significant Accounting Policies
Revenue Recognition, page 53
3.	Please refer to prior comment 3. It appears that for arrangements that do not contain stated renewal rates the Company determines the fair value of maintenance and support services in accordance with paragraph 10 of SOP 97-2 and TPA 5100.55. Clarify for us whether the renewal percentage is influenced by product type, purchase volume or maintenance term. In addition, as previously requested, tell us how you determine VSOE of fair value if the renewal percentage charged varies from customer to customer. In this regard, tell us how the Company determines the renewal percentages to be sufficiently clustered within an acceptable range and tell us how you have concluded that you have VSOE for each customer class.

United States Securities and Exchange Commission
January 11, 2008

RESPONSE: The Company has established VSOE of the fair value of maintenance through independent maintenance renewals. Under the Company’s standard PCS pricing (supported by standalone renewals), renewal percentages are not influenced by product type, except for the fact that PCS renewals are either priced as a percentage of the discounted license list price or as a percentage of the undiscounted license list price depending on the BMC product being supported. The PCS renewal percentages can be influenced by purchase volume and, to a lesser degree, maintenance term. The Company offers discounted renewal percentage rates based on purchase volume under a management-approved program titled the Volume Maintenance Purchase program, or “VMP program.” Under the VMP program, if a customer’s cumulative volume of eligible product license purchases within the Company’s service management product family exceeds certain levels the customer is eligible to receive programmatic discounts off of the PCS pricing. The Company also provides discounts for extended term PCS arrangements. Our current management-approved pricing allows for a maximum extended term discount of up to 10% from the annual renewal rates offered. The Company has a longstanding history of providing PCS discounts to all customers that comply with program requirements for the VMP program and to those customers that purchase PCS for extended maintenance terms.
Based on independent renewals, VSOE of fair value is maintained separately for PCS associated with products priced as a percentage of the discounted license list price and as a percentage of the undiscounted license list price. The Company also maintains separate VSOE of fair value for the PCS pricing levels within the VMP program based on independent renewals at the VMP-discounted PCS rates. The independent renewals of PCS demonstrate that the substantial majority of such renewals are priced at or approximately at the appropriate renewal rates. As it relates to the Company’s monitoring of PCS renewals, the term “substantial majority” means 80% or greater. Further, in assessing individual transactions for compliance with the established VSOE of fair value rates, we consider PCS renewals within a relatively narrow range of plus or minus 15% of the established VSOE of fair value rate to be compliant. The term “at or approximately at” above refers to this narrow range.
As the pricing for the Company’s extended term maintenance arrangements is not significantly below the Company’s normal pricing practices (i.e. the extended term discounts do not exceed 10%), the Company does not separately maintain demonstrable VSOE of fair value for these pricing levels; rather, independent PCS renewal pricing with extended maintenance term discounts fall within a relatively narrow range of plus or minus 15% of the established VSOE of fair value for the Company’s annual renewal rates, and are included within the Company’s VSOE compliance testing for these rates.

United States Securities and Exchange Commission
January 11, 2008

General
4.	As previously requested, in connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
RESPONSE: The Company has complied with this requirement in the accompanying cover letter.